EXHIBIT 10.1
[***] Certain information in this document has been omitted from this exhibit because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

October 30, 2026

Martin Costas

[***]

Dear Martin,

On behalf of Blaize, Inc. (hereafter referred to as “Blaize” or “the Company”), I am pleased to offer you exempt regular employment as Chief Operations Officer and Chief Financial Officer reporting to Dinakar Munagala, CEO, on a full-time basis, with an anticipated start date of November 2, 2026, or such other date as the parties mutually agree in writing (“Start Date”). You will be based out of your remote home office in [***], with business travel as reasonably required by your duties.

Should you accept our offer, Blaize will pay you a base salary of $425,000.00 on an annualized basis for your services, less deductions required by law, in accordance with our normal payroll practices. You will be paid by Blaize on a semi-monthly basis, on the 15th and the last day of the month. You will be eligible for a 50% bonus (i.e., a target amount of $212,500, the “Financing Bonus”), which will be tied to the closing of two Qualified Financing rounds. ”Qualified Financing” means any equity, equity-linked, convertible, debt or strategic financing, including any ATM, PIPE, registered direct or committed equity facility, resulting in net proceeds to the Company. “Net Proceeds” means gross cash proceeds received by the Company less underwriting discounts, placement agent fees and other direct transaction expenses, and Net Proceeds from multiple Qualified Financings closed within the same measurement period (i.e., by December 31, 2026, and June 30, 2027) will be aggregated. 50% of the target bonus will be earned upon the Company receiving aggregate Net Proceeds of $10 million from Qualified Financings closed between the Start Date and December 31, 2026 (with any Net Proceeds in excess of $10 million received in that period counting toward the second tranche), and the remaining 50% upon the Company receiving aggregate Net Proceeds equal to the Second Tranche Target from Qualified Financings closed between January 1, 2027 and June 30, 2027. The amount of the second tranche (the “Second Tranche Target”) will be $50 million. If less than the target amount is raised for either tranche, the bonus will be earned pro rata to the proceeds raised. Each earned portion will be paid within 30 days after the Company’s receipt of the applicable Net Proceeds. If Executive’s employment is terminated by the Company without Cause, by Executive for Good Reason or due to Executive’s death or Disability (each as defined in the CIC and Severance Agreement) before the bonus is paid for that tranche, then that bonus will be paid at target within sixty (60) days following the termination date, in addition to any severance payable under the CIC and Severance Agreement.

Executive will be granted stock options to purchase a number of shares equal to 2.0% of Blaize Holdings, Inc.’s (“Holdings”) fully diluted shares outstanding as of October 29, 2026 (i.e., options to purchase 4,787,837 shares), with a grant date of the Start Date and an exercise price equal to the closing price of a share of Holdings common stock on the Nasdaq Stock Market on the Start Date. The options will vest over four years, with 12.5% vesting on the six-month anniversary of Executive’s Start Date and the remainder in equal quarterly installments thereafter. The options will have a term of ten (10) years from the grant date, and the number of shares and exercise price will be equitably adjusted for any stock split, reverse stock split or similar change in capitalization. Executive will also be granted stock options to purchase 1.0% of Holdings’ fully diluted shares outstanding as of October 29, 2026 (i.e., options to purchase 2,393,918 shares), with the same grant date, exercise price and term as the options described above. These performance options will vest in full when Holdings reaches and sustains a market capitalization of at least $500 million for sixty (60) consecutive days (market capitalization being the closing price per share multiplied by the number of shares of Holdings common stock outstanding on each day), subject to Executive’s continued service through such date except as provided in the CIC and Severance Agreement. If a Change in Control (as defined in the CIC and Severance Agreement) occurs in which the per-share consideration paid to Holdings stockholders implies a market cap of at least $500 million, this condition will be deemed satisfied immediately prior to the Change in Control. The Compensation Committee of the Board of Directors has approved these stock option awards, effective as of the Start Date.

Details of the stock awards will be outlined in the grant agreements provided to you after your Start Date, which will be consistent with the terms of this letter and the CIC and Severance Agreement.

Other cash compensation bonus terms will be established on an annual basis and will be consistent with management team bonuses based on the performance of the Company against the Board-approved Annual Operating Plan (AOP). The Financing Bonus is in addition to, and will not reduce, any annual bonus for which you are eligible.

As a regular employee of the Company, you will be entitled to participate in a number of Company-sponsored benefits, including flexible time off in accordance with the Company’s flexible time off policy, as in effect from time to time. Additional information regarding the employment policies of the Company will be available to you when you begin work.

While you render services to the Company, you will not engage in any other employment, consulting, or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company. By signing this letter, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company. The Company acknowledges that your customary continuing confidentiality and cooperation obligations to prior employers, as disclosed verbally to me on October 29, 2026, do not prohibit you from performing your duties or create a conflict of interest.

Blaize employs its employees at-will, meaning that either you or the Company may terminate the employment relationship at any time, with or without cause and with or without notice. Should you join us, Blaize will employ you on an at-will basis and apply to you the same policies and procedures applicable to its employees generally. We may, at our discretion, determine other terms and conditions of your employment, including, but not limited to, work assignments and work schedules, and may modify any terms and conditions of employment at any time, including your base salary or base pay rate, subject to the CIC and Severance Agreement and the specific terms of this letter regarding your title, reporting line, Financing Bonus and equity awards. Except for the CEO of the Company, no manager or other representative of Blaize has authority to agree on behalf of the Company to employ any employee for any specific period of time, to employ any employee on other than an at-will basis, or to limit the Company’s right to modify the terms and conditions of your employment. Any agreement to employ any employee for any specific period of time, to employ any employee on other than an at-will basis, or to limit Blaize’s right to modify the terms and conditions of your employment, is binding only if signed by you and the CEO of the Company. Any contrary representations that may have been made to you are superseded by this letter.

As part of your overall employment package with Blaize, we will also provide you with a separate Change in Control and Severance Agreement (the “CIC and Severance Agreement”), which you and the Company will sign concurrently with this letter. Blaize also maintains Director and Officer (D&O) Insurance, with standard exclusions, that protects Board members, Section 16 officers, and certain other executives from personal financial loss if they are sued for decisions or actions made while running the organization. The Company and Holdings will enter into Holdings’ standard Indemnification and Advancement Agreement with Executive effective as of the Start Date, the obligations of which will survive the termination of your employment for any reason. Blaize maintains D&O insurance that will cover Executive on the same basis as other executive officers and directors, which currently includes run-off (tail) coverage of not less than six years in the event of a change in control, insolvency or bankruptcy proceeding. Any run-off (tail) coverage that the Company purchases for its directors and officers, including in connection with a change in control, insolvency or bankruptcy proceeding, will cover Executive on the same basis.

All forms of compensation referred to in this letter are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its

Board of Directors related to tax liabilities arising from your compensation, other than claims arising from the Company’s breach of this letter or the CIC and Severance Agreement or of its tax withholding and reporting obligations.

Employees of Blaize may work with and/or develop information that is considered confidential by the Company. Thus, like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Proprietary Information and Inventions Agreement (PIIA), a copy of which will be provided to you via ContractWorks before you sign this letter. The PIIA will not contain any post-employment non-competition covenant.

This letter, the PIIA, the CIC and Severance Agreement, the Indemnification and Advancement Agreement and your equity award agreements supersede and replace any prior agreements, representations, or understandings (whether written, oral, implied, or otherwise) between you and the Company and constitute the complete agreement between you and the Company regarding the subject matter set forth herein. This letter may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter and the resolution of any disputes as to the meaning, effect, performance, or validity of this letter or arising out of, related to, or in any way connected with, this letter, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by California law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in Santa Clara County, California in connection with any Dispute or any claim related to any Dispute.

Your offer is contingent upon completing Blaize’s Employment Application. The Company confirms that the reference checks and background investigation have been completed to its satisfaction. Finally, in accordance with federal law, Blaize requires all employees to present proof of their right to work in the United States prior to commencing work. Please be prepared to present documents demonstrating your right to work on or before your first day of work.

We are excited about the prospect of working with you and hope that you will decide to join us. To memorialize your acceptance of our offer, please sign this letter in the designated space below and return it, and a signed copy of the PIIA, to me by October 31, 2026. If we do not hear from you by October 31, 2026, our offer will expire at the close of business on that date.

If you have any questions about our offer or employment at Blaize in general, I encourage you to contact me at your convenience.

Sincerely,

/s/ Douglas Burns

Douglas Burns
Chief People Officer

I accept the offer of employment set forth above.

/s/ Martin Costas	10/30/2026
Martin Costas	Date